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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOCKCROSS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9464 WILSHIRE BLVD
(No. and Street)

BEVERLY HILLS (City) CA (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL COLOMBINO (310) 432-2192
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCHBINDER, TUNICK & COMPANY LLP
(Name – if individual, state last, first, middle name)

ONE PENNYLVANIA PLAZA, SUITE 3500 (Address) NEW YORK (City) NY (State) 10119 (Zip Code)

SEC Mail Processing

MAR 09 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL COLOMBINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOCKCROSS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

ED SHAUGHNESSY
Notary Public - California
Los Angeles County
Commission # 2256398
My Comm. Expires Sep 24, 2022

3/27/2020

Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ACKNOWLEDGMENT | **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles }

On 3/27/2020 before me, Ed Shaughnessy, notary public
Date — *Here Insert Name and Title of the Officer*

personally appeared Michael J. Colombino
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ED SHAUGHNESSY
Notary Public - California
Los Angeles County
Commission # 2256398
My Comm. Expires Sep 24, 2022

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name:	Signer's Name:
☐ Corporate Officer – Title(s):	☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other:	☐ Other:
Signer is Representing:	Signer is Representing:

BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Stockcross Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Stockcross Financial Services, Inc. (the Company) as of December 31, 2019, and the related consolidated notes (collectively referred to as the financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Stockcross Financial Services, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Stockcross Financial Services, Inc.'s management. Our responsibility is to express an opinion on Stockcross Financial Services, Inc.'s consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stockcross Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

We have served as Stockcross Financial Services Inc.'s auditor since 2017.

Little Falls, New Jersey
February 27, 2020

150 Clove Road
5th Floor
Little Falls, New Jersey 07424
973.812.0100

6720-A Rockledge Drive
Suite 510
Bethesda, Maryland 20817
240.200.1400

One Pennsylvania Plaza
Suite 3500
New York, New York 10119
212.695.5003

Buchbinder Tunick & Company LLP
Certified Public Accountants
buchbinder.com
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STOCKCROSS FINANCIAL SERVICES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	1,588,173
Cash and securities segregated under federal and other regulations (cash of $223,502,874 and securities with a fair value of $1,311,094)		224,813,968
Receivable from broker-dealers and clearing organizations		3,105,194
Receivable from customers		86,331,008
Securities owned-marketable, at fair value		3,018,230
Securities borrowed		193,528,875
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization		19,469
Lease right-of-use assets		1,141,047
Deferred tax asset		406,654
Other assets		972,567
	$	514,925,185
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to customers	$	308,091,496
Payable to non customers		9,151,496
Drafts payable		2,833,258
Payable to broker-dealers and clearing organizations		1,405,750
Securities loaned		170,442,950
Securities sold, not yet purchased, at fair value		27,792
Accounts payable, accrued expenses and other liabilities		963,062
Lease liabilities		1,294,910
Subordinated debt		5,000,000
		499,210,714
Stockholder's Equity		
Common stock; $.0016 par value, 20,000,000 shares authorized, 6,152,500 shares issued and outstanding		9,844
Paid-in capital		12,436,489
Retained earnings		3,268,138
		15,714,471
	$	514,925,185

See notes to consolidated financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

StockCross Financial Services, Inc. (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company is located in Beverly Hills, California, with offices throughout the United States and worldwide customers.

Effective August 16, 2018 the Company established a Bermuda subsidiary StockCross Digital Solutions, Ltd. ("StockCross Digital"). For the year ended December 31, 2019 there was no income or expenses associated with the subsidiary. The sole transaction was to initially fund the subsidiary in the amount of $10,000 and the subsidiary is an inactive corporation at December 31, 2019. See Principles of Consolidation note below.

The Company is affiliated with Muriel Siebert & Co., Inc. ("MSCO") through common ownership. MSCO is a wholly owned subsidiary of Siebert Financial Corp. ("SFC"). See Note 11 "Subsequent Events" for details regarding a merger with MSCO.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income.

The Company adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach, applying the new standard to all leases existing at the date of initial application. The Company will use the effective date in the financial statements as its date of initial application.

In August 2018, the FASB issued ASU 2018-13, *Fair value Measurement (ASC 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*. ASU 2018-13 removes certain disclosures, modifies certain disclosures and adds additional disclosures. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. Early adoption is permitted. The Company adopted the new standard on its effective date.

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on the Company's consolidated financial statements and related disclosures.

Principles of Consolidation

The consolidated financial statements include the Company's wholly owned corporate subsidiary StockCross Digital. All significant intercompany transactions and balances are eliminated. There was no income or expenses generated for the year ended 2019 from StockCross Digital.

Cash

Cash represents cash on hand and cash held in banks. At times, cash balances may exceed Federal Deposit Insurance Corporation insured limits.

Cash and Securities Segregated Under Federal and Other Regulations

Cash equivalents (interest bearing deposit accounts) and securities owned in the amount of $224,813,968 (cash $223,502,874, securities with a fair value $1,311,094) have been segregated in special reserve accounts for the benefit of customers and proprietary accounts of introducing broker dealers under Rule 15c3-3 of the Securities and Exchange Commission.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Accounts receivable from and payable to broker-dealers and clearing organizations include amounts held on deposit with clearing organizations, amounts due from/to introducing broker-dealers, fail-to deliver and fail-to-receive items, and amounts receivable for unsettled regular-way transactions.

At December 31, 2019, amounts receivable from and payable to broker-dealers and clearing organizations include the following:

Receivables:	
Clearing organizations	$ 3,059,505
Brokers and dealers	2,197
Securities failed to deliver	43,492
	$ 3,105,194
Payables:	
Securities failed to receive	$ 523,065
Due to MSCO	882,685
	$ 1,405,750

Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due and owed on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Receivables from customers are reported at their outstanding principal

balance, adjusted for any allowance for doubtful accounts. An allowance is established when collectability is not reasonably assured. When the receivable from a brokerage client is considered to be impaired, the amount of impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Statement of Financial Condition. No allowance for doubtful accounts was necessary at December 31, 2019.

Securities Owned-Marketable, at Fair Value

Securities owned-marketable, at fair value represent marketable securities owned by the company at trade-date valuation. See Note 3 "Fair Value of Financial Instruments" disclosure below.

Securities Borrowed and Loaned

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities loaned are recorded at the amount of cash collateral received. For securities borrowed and loaned, the Company monitors the market value, with additional collateral obtained or refunded as necessary.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or the non-cancelable remaining lease terms, as appropriate.

Lease Right-of-Use Assets and Lease Liabilities

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU No. 2016-02 *"Leases" (Topic 842)* and all subsequent ASUs that modified Topic 842. For the Company, Topic 842 affected the accounting treatment for operating lease agreements in which the Company is the lessee.

The Company rents office space under operating leases expiring in 2019 through 2023, and the Company has no financing leases. The leases call for base rent plus escalations as well as other operating expenses. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the Statement of Financial Condition.

See Note 4 - Lease Commitments below for a review of future lease commitments.

Deferred Tax Asset

Included in the accompanying Statement of Financial Condition as of December 31, 2019 are deferred tax assets of $406,654, representing tax loss carryforwards. Realization of that asset is dependent on the Company's ability to generate future

taxable income. Management believes that it is more likely than not that forecasted taxable income will be sufficient to utilize the tax loss carryforwards in the near term to fully recover the asset. This determination was based on the conclusion that the tax loss carryforward is a transferrable asset as part of the merger with MSCO and will be transferred at current value. The amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced. Such an occurrence could materially adversely affect the Company's results of operations and financial condition. See Note 6 "Income Taxes" and Note 11 "Subsequent Events" for additional detail.

Other Assets

Other assets consist of miscellaneous receivables and prepaid expenses not otherwise categorized above.

Payable to Non-Customers

Accounts payable to non-customers includes amounts due on cash and margin transactions on accounts owned and controlled by principal officers, directors and stockholders of the company. Payable to non-customer amounts include any amounts received from interest on credit balances.

Payable to non-customer amounts also include amounts due on cash transactions owned and controlled by the Company's proprietary accounts of introducing broker dealers. At December 31, 2019, the Company had one correspondent clearing relationship with MSCO.

Drafts Payable

Drafts payable represent checks drawn by the Company against customer accounts which remained outstanding and had not cleared the bank as of December 31, 2019.

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, at fair value represent marketable securities sold by the company prior to purchase at trade-date valuation. See Note 3 - Fair Value of Financial Instruments below.

Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities represent amounts accrued in the reporting period but not yet paid.

Subordinated Debt

On November 30, 2018, the Company entered into a one-year subordinated borrowing agreement with Gloria Gebbia, a Director of the Company, in the amount of $3.0 million. The annual rate of interest on the note is 2.75%. The company automatically renewed the note for an additional one-year period maturing on November 30, 2020.

On September 4, 2019, the Company entered into a one-year subordinated borrowing agreement with Gloria Gebbia, a Director of the Company, in the amount of $2.0 million. The annual rate of interest on the note is 1.75%.

The borrowing is subordinated to the claims of general creditors, approved by FINRA, and are included in the Company's calculation of net capital and the capital requirements under FINRA and SEC regulations.

Revenues

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). For the year ended December 31, 2019, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities.

The transaction price for the services provided by the Company is equal to the commission rate and the account miscellaneous fees that the Company charges its customers. The Company charges miscellaneous fees for various services performed in relation to handling the account (i.e. wire transfer fees, account transfer fees, reorganization fees), which are relatively small in nature. There is no noncash consideration or consideration payable to the customer; however, in terms of financing, the Company charges customers on their margin interest balances and pays them for their credit balances. Then the transaction price (quoted commission rate and account miscellaneous fees) is allocated to the performance obligations based on the standalone selling prices.

The Company earns revenue from contracts with customers and other sources (interest, trading gains, and commissions and fees). The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Interest Income
Interest income represents the actual interest generated in clients' margin accounts and the Company's bank balances. Interest income is recorded as earned.

Commissions, Market Making, and Securities Transactions
Customers' securities transactions are recorded on a settlement date basis, generally two business days following the transaction. Commissions, 12b-1 fees, other securities transactions and related clearing expenses are recorded on a trade-date basis as the securities transactions occur. The Company believes that the performance is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Securities owned are recorded at fair market value at the reporting period. See Note 3 "Fair Value Measurements" below.

Stock Loan / Stock Borrow Income

Stock loan and borrow income is recorded on a monthly basis. The Company borrows securities on behalf of retail clients to facilitate short trading, loans excess margin securities from client accounts, facilitates borrow and loan contracts for broker-dealer counterparties, and provides stock locate services to broker-dealer counterparties. The Company does not utilize stock loan/borrow activities for the purpose of financing transactions. Stock loan/stock borrow income is reported net of expenses in accordance with ASC 940-320-05-3 and 940-320-45-6. The components of Stock loan/stock borrow approximated income are below:

Business Line	Gross Revenue	Gross Expense	Net Revenue
Customer Lending	$ 1,000,000	$ 300,000	$ 500,000
Broker-Dealer Facilitation	$ 8,100,000	$ 8,000,000	$ 100,000
Stock Locate	$ 1,000,000	$ -	$ 1,000,000

Principal Transactions

Principal transactions represent actual mark-up and mark-down on sales to client accounts. Principal transaction mark-up and mark-downs are recorded on the trade date of the transactions. The Company believes that the performance is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Management has reviewed the impact of any unsettled transactions and determined there is no material difference between trade date and settlement date positions at the year ended December 31, 2019.

Other Income

Other income represents fees generated from correspondent clearing fees, corporate services client fees, payment for order flow, and transactional fees generated from client accounts. Transactional fees are recorded concurrently with the related activity. Other income is recorded as received.

A summary of significant components of approximated other income is presented in the table below:

Components of Other Income	
Administrative fees	$ 440,000
Correspondent clearing fees	260,000
Payment for order flow	100,000
Corporate services client fees	60,000
Total Other Income	$ 860,000

Expenses

Employee Compensation and Benefits, Other Expenses, Data Processing, Rent and Occupancy, Clearing Costs, and Advertising and Promotion

Employee compensation and benefits; other expenses; data processing; occupancy, clearing costs; and advertising and promotion are all recorded as incurred, including

expenses accrued but not yet paid. The company records payments made in the prior period for the upcoming period such as annual registration fees and annual insurance premiums under the line item titled other assets within the Statement of Financial Condition.

Interest Expense
Interest expense includes interest paid on clients' credit balances, bank loans, and interest related to subordinated debt issuances. Interest is accrued and paid on a monthly basis on the last business day of the month.

Depreciation and Amortization
Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or the non-cancelable remaining lease terms, as appropriate. Refer to Recently Issued Accounting Pronouncements section regarding recently adopted guidance.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks and other financial institutions.

In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, established a framework for measuring fair value, and established a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available; the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds and Convertible Preferred Stock. The fair value of corporate bonds and convertible preferred stock are determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds and convertible preferred stocks are generally categorized in level 2 of the fair value hierarchy.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Assets	Level 1	Level 2	Level 3	Total
Segregated Securities				
US Treasury Notes	$ 1,311,094	$ -	$ -	$ 1,311,094
Securities owned				
US Treasury Notes	2,007,325	-	-	2,007,325
Corporate obligations	-	25,027	-	25,027
Equity securities	453,407	244,819	287,652	985,878
Total	$ 3,771,826	$ 269,846	$ 287,652	$ 4,329,324
Liabilities				
Securities sold, not yet purchased				
Equity securities	$ -	$ 27,792	-	$ 27,792
Total	$ -	$ 27,792	$ -	$ 27,792

Changes in Level 3 Equity Assets 01/01/2019 - 12/31/2019

	Amount	Valuation Technique	Reason for Change
Balance - January 1, 2019	$ -		
Transfers into Level 3	287,652	Liquidation value based on valuation report	One holding taken private, no longer publicly traded.
Balance - December 31, 2019	$ 287,652		

The following represents financial instruments in which the ending balance as of December 31, 2019 is not carried at fair value in the Statement of Financial Condition:

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and securities segregated pursuant to federal regulations are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. Cash and cash segregated under federal and other regulations are classified as Level 1. Securities segregated under federal and other regulations consist of treasury notes which are categorized in the above table as Level 1 assets.

Receivables and other assets: Receivables from broker-dealers and clearing organizations, receivables from customers, and other assets are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy.

Securities borrowed and securities loaned: Securities borrowed and securities loaned are recorded at amounts which approximate fair value and are primarily classified as Level 2 under the fair value hierarchy. The Company's securities borrowed and securities loan balances represent amounts of equity securities borrow and loan contracts and are marked-to-market daily in accordance with standard industry practices which approximate fair value.

Payables: Payable to customers; payable to non customers; drafts payable; payable to broker-dealers and clearing organizations; and accounts payable, accrued expenses, and other liabilities are recorded at amounts that approximate fair value due to their short-term nature and are classified as Level 2 under the fair value hierarchy.

Subordinated Debt: The carrying amount of subordinated debt approximates fair value due to the relative short-term nature of the borrowing. Under the fair value hierarchy, the subordinated debt is classified as Level 2.

4. COMMITMENTS AND CONTINGENCIES

Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842) and all subsequent ASUs that modified Topic 842. For the Company, Topic 842 affected the accounting treatment for operating lease agreements in which the Company is the lessee.

As of December 31, 2019, the Company rents office space under operating leases expiring in 2020 through 2023, and the Company has no financing leases. The leases call for base rent plus escalations as well as other operating expenses. The following table represents the Company's lease right-of-use assets and lease liabilities on the Statement of Financial Condition. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the Statement of Financial Condition.

	As of December 31, 2019
Assets	
Lease right-of-use assets	$ 1,141,047
Liabilities	
Lease liabilities	$ 1,294,910

The calculated amounts of the lease right-of-use assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. As of December 31, 2019, the Company does not believe that any of the renewal options under the existing leases are reasonably certain to be exercised; however, the Company will continue to assess and monitor the lease renewal options on an ongoing basis. The Company also leases some miscellaneous office equipment, but they are immaterial and therefore the Company records the costs associated with this office equipment on the statement of operations rather than capitalizing them as lease right-of-use assets. The Company determined a discount rate

of 5.0% would approximate the Company's cost to obtain financing given its size, growth, and risk profile.

Lease Term and Discount Rate	
Weighted average remaining lease term – operating leases	2 Years
Weighted average discount rate – operating leases	5.0%

The following table represents lease costs and other lease information. The Company has elected the practical expedient to not separate lease and non-lease components, and as such, the variable lease cost primarily represents variable payments such as common area maintenance and utilities which are determined by the leased square footage in proportion to the overall office building.

	Year Ended December 31, 2019
Operating lease cost	$ 1,218,569
Short-term lease cost	310,418
Sublease income	(360,000)
Total lease cost	$ 1,168,987
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 704,704

Lease Commitments

The Company rents office space under various operating leases. Rent expense for the year ended December 31, 2019 was approximately $1,000,000.00, commitments going forward are approximately:

2020	$ 615,000
2021	176,000
Thereafter	137,000
	$ 928,000

Refer to Recently adopted Accounting Pronouncements section regarding adopted guidance.

Litigation and Regulatory Matters

The Company is subject to various claims and arbitrations in the normal course of business. The Company believes that the resolution of these matters will not have a material adverse effect on these financial statements.

Health Insurance

Through its affiliate Kennedy Cabot Acquisition, LLC ("KCA"), the Company self-funds its employees' health insurance plans which covers substantially all employees. Claims are funded as received and the company makes a monthly accrual to estimate claims incurred but not yet received. For the year ended December 31, 2019, the company incurred approximately $443,000 in healthcare claims.

The Company maintains stop-loss insurance for certain risks and has a health claim reinsurance limit capped at approximately $50,000 per employee. The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the financial statements.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manages market risks and is, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. INCOME TAXES

Income Taxes

Beginning January 1, 2018, the Company elected to be taxed as a "C" Corporation for federal income tax purposes and in various states. The company filed with the IRS terminating its prior election as an "S" corporation and the termination of "S" election was completed as of December 31, 2017.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by the taxing authorities. At December 31, 2019, the Company has a tax benefit of $406,654. The Company operates in the United States and in various state and local jurisdictions, tax years prior to 2015 are no longer subject to examination by taxing authorities. There are presently no income tax examinations in process.

Current income tax expense included in the accompanying Statements of Operations for the year ended December 31, 2019 is as follows:

Current:	
Federal	$ -
State and local	17,002
Total current tax expense	$ 17,002

Effective Income Tax Reconciliation

A reconciliation of the difference between the expected income tax benefit computed at the U.S. statutory income tax rate and the Company's income tax expense (benefit) as of December 31, 2019 is approximated in the following table:

Net loss	$ (510,000)
Net effect of:	
Depreciation	(35,000)
Non-deductible expenses	38,000
Difference in basis of depreciable assets	153,000
Loss carryforward	(354,000)
Deferred state taxes at 9%	130,000
Deferred federal taxes at 21%, calculated net of state taxes	276,000
Total deferred tax asset	$ 406,000

The company has accumulated a net operating loss carryforward of $1,446,652 eligible to offset 80% of net income indefinitely.

7. RELATED PARTY DISCLOSURES

MSCO

The Company and MSCO are under common ownership and the Company serves as a clearing broker for MSCO. On January 18, 2019, MSCO purchased a 15% stake (922,875 shares) in the Company from Tzero.com, Inc. MSCO has a clearing agreement with the Company whereby the Company passes through all revenue and charges to

MSCO for its related expenses. Outside of the clearing agreement, the Company has an expense sharing agreement with MSCO for its Beverly Hills office. In addition, the Company pays certain vendors for miscellaneous expenses which it passes through to MSCO and splits margin interest revenue.

At and for the year ended December 31, 2019, the Company had or recognized approximately the following material amounts per its agreements with MSCO:

Category	**Amount**
Statement of Financial Condition	
Payable to non-customers:	
Inventory financing	$ 1,000,000
Payable to broker dealers and clearing organizations	
Net monthly clearing revenue payable	808,000
Clearing deposit	75,000
Total liabilities	$ 1,883,000
Statement of Operations	
Revenue	
Interest	
Margin interest revenue	$ 1,007,000
Other Income	
Fees generated for trading clearance	$ 258,000
Expense	
Payments to MSCO for stock loan	$ 300,000
Expense Reimbursement	
Reimbursement for data processing expense provided to MSCO	$ 851,000
Reimbursement for rental expense	$ 360,000
Other Items	
Total payments to MSCO per clearing agreement	$ 7,443,000

Refer to the subsequent events note below for details regarding a merger between the Company and MSCO.

Kennedy Cabot Acquisition, LLC
KCA is an affiliate of the Company through common ownership, MSCO, and SFC. To gain efficiencies and economies of scale with billing and administrative functions, KCA serves as a paymaster for the Company and MSCO for compensation and benefits expenses, the entirety of which KCA passes through to MSCO and the Company proportionally.

KCA sponsors a 401(k) profit sharing plan, which covers substantially all of the Company's employees. Employee contributions to the plan are at the discretion of eligible employees. There were no contributions by the Company or KCA to the plan for the year ended December 31, 2019.

Gebbia Sullivan County Land Trust
On July 31, 2018, the Company sold an office condominium located in Omaha, NE for $415,000 to the Gebbia Sullivan County Land Trust ("Land Trust"). The trustee

of the Land Trust is a relative of the majority owners of the Company. Subsequent to the transaction, the Company entered into a lease agreement with the Land Trust that expired December 31, 2018 and is currently operating on a month-to-month rental agreement with the Land Trust. For the year ended December 31, 2019, $60,000 was paid in rent.

8. DIVIDENDS AND DISTRIBUTIONS

On September 5, 2019, the Company made a return of capital distribution in the aggregate amount of $1,600,000 to shareholders at record date September 5, 2019.

9. TREASURY STOCK PURCHASES AND SALES

The Company purchased and sold treasury stock for the year ended December 31, 2019 at cost, without any gain or loss recorded on the transactions. The following table represents treasury stock purchases and sales for the year ended December 31, 2019:

Date	Purchaser	Seller	# Shares Bought (Sold) to (from) Treasury Stock
January 1, 2019 Opening Treasury Stock Position			43,296
January 3, 2019	The Company	Individual Shareholders	168,594
January 18, 2019	The Company	T0.Com	553,725
January 18, 2019	Individual Shareholders	The Company	(493,501)
March 19, 2019	Individual Shareholders	The Company	(138,469)
March 25, 2019	Individual Shareholders	The Company	(83,292)
March 27, 2019	Individual Shareholder	The Company	(40,353)
March 28, 2019	Individual Shareholders	The Company	(10,000)
October 1, 2019	Individual Shareholder	The Company	99,769
October 15, 2019	Individual Shareholder	The Company	100,000
November 12, 2019	The Company	Individual Shareholder	(199,769)
December 31, 2019 Closing Treasury Stock Position			-

10. NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rules of the SEC (Rule 15c3-1) of the Securities Act of 1934. Under the alternate method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debit items arising from customer transactions. At December 31, 2019, the Company's net capital was $18,796,656, which was $16,660,607 in excess of its required net capital of $2,136,049. The Company's percentage of aggregate debit balances to net capital was 17.60% at December 31, 2019.

The Company is subject to Customer Account Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2019, the Company had $223,407,653 (cash of $222,096,559 and securities with fair value of $1,311,094) in in the special reserve account which was $4,029,942 in excess of the deposit requirement of $219,377,711. After adjustments for deposit(s) and/or withdrawal(s) made on January 2, 2020, the company had $1,029,942 in excess of the customer reserve requirement.

The Company is also subject to the PAB Account Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of proprietary accounts of introducing broker-dealers. (Rule 15c3-3). At December 31, 2019, the Company had segregated cash of $1,406,314 under rule 15c3-3. At December 31, 2019, the Company had $1,406,314 in the special reserve account which was $281,616 in deficit of the deposit requirement of $1,687,930. After adjustments for deposit(s) and/or withdrawal(s) made on January 2, 2020, the company had $218,384 in excess of the PAB reserve requirement.

11. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2019 and through February 27, 2020, the date of the filing of this report.

The Company entered into an Agreement and Plan of Merger by and between SFC, MSCO, and Michael J. Colombino, on behalf of himself and as representative of the Company's shareholders, pursuant to which the shareholders of the Company exchanged all of the Company's shares for a total of 3,298,774 shares of common stock of SFC and StockCross was merged with and into MSCO (the "Merger"). The Merger was effective on January 1, 2020 and as a result, StockCross merged with and into MSCO. Prior to the Merger, MSCO owned 15% of the issued and outstanding common stock of the Company, the Company served as a clearing broker for MSCO, and were affiliated entities through common ownership.

Other than the event described above, there have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements at December 31, 2019.

STOCKCROSS FINANCIAL SERVICES, INC. AND SUBSIDIARY

REPORT ON AUDIT OF FINANCIAL STATEMENT

DECEMBER 31, 2019

This report is deemed PUBLIC in accordance with rule 17a-5(e) (3) of the Securities Exchange Act